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                                   Exhibit 99













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                                  PRESS RELEASE


Angola, New York - October 1, 1999


Evans Bancorp, Inc., the parent company of Evans National Bank, and M&W Insurance Group, Inc. are pleased to announce that they have signed a Letter of Intent for Evans Bancorp, Inc. to acquire the business and assets of M&W Group, Inc. in exchange for stock of Evans Bancorp, Inc. The Letter of Intent is non-binding and is subject to the negotiation and execution of a definitive agreement between the parties. As soon as the definitive agreement is reached, more details will be announced. The transaction is subject to further business, financial, and legal due diligence, and will be subject to the satisfaction of customary closing conditions and regulatory approvals.

Evans Bancorp, Inc. is a bank holding company headquartered in Angola, New York and the parent of Evans National Bank. Evans National Bank is an FDIC full-service commercial bank which, as of December 31, 1998, had total assets of $174,120,230, total deposits of $144,083,636, and total stockholders' equity of $18,623,413. The Bank is headquartered in Angola, New York, with branches located in Evans, Derby, Forestville, Hamburg, North Boston, and West Seneca.

Richard M. Craig, Chairman and Chief Executive Officer of Evans Bancorp, Inc. and Evans National Bank, stated: "In this time of consolidation in the financial services industry, we are delighted to have the opportunity to expand the range of financial services offered to our customers within the communities we serve through this acquisition. M&W Group has the same approach to personal customer service which has made our bank successful."

Evans Bancorp, Inc. intends to continue to operate the M&W Group as an independent subsidiary of Evans National Bank under the management of Robert G. Miller, Jr., President and majority stockholder of M&W Group, Inc.

M&W Group, Inc. is a retail property, casualty, and financial services agency headquartered in Silver Creek, New York, with offices located in Angola, North Collins, South Dayton, Cattaraugus, and Randolph. In 1998, M&W Group had total written property and casualty premiums in excess of $12,000,000.

Mr. Miller stated: "We believe that this is a wonderful opportunity for our agency. The resources of Evans Bancorp, Inc. will enable M&W Group to continue to expand and provide greater service to our customers."

This press release contains forward-looking statements relating to the possible acquisition of M&W Group and the integration of the products and services of both companies. As required by the Private Securities Litigation Reform Act of 1995, the companies advise that forward-looking statements are subject to risks known and unknown, uncertainties, and other factors that could cause actual results to differ materially from those projected. Factors that could affect the actual results include the successful completion of due diligence and negotiation of a definitive agreement, obtaining necessary consents and approvals, including government approvals.